MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW
AMY.LATKIN@MUTUALOFAMERICA.COM

Via Edgar Correspondence

July 26, 2019

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Rebecca Ament Marquigny

Re:	Mutual of America Variable Insurance Portfolios, Inc.
Initial Registration Statement on Form N-1A
(SEC File Nos. 033-232095 and 811-23449)

Dear Ms. Marquigny:

On behalf of the above-referenced registrant, set forth below are responses to comments that you provided on July 12, 2019 concerning the Initial Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Variable Insurance Portfolios, Inc. on June 13, 2019.

Set forth below are your comments, with the registrant’s response immediately following each comment. All changes mentioned herein appear in the pre-effective amendment to the registration statement filed contemporaneously herewith under Rule 472 of the Securities Act of 1933. Where relevant, changes based on comments made in one location have been made elsewhere in the registration statement, as appropriate, and are noted in the response to such comment.

Equity Index Portfolio

Comment 1:	Shareholder Fees If the fund does not charge Shareholder Fees, please consider deleting the corresponding section of the fee table. See Instruction 1(c) to Item 3 of Form N-1A.

Response:	Instruction 1(c) to Item 3 of Form N-1A states: “A Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.” (Emphasis added.) We understand this to be permissive, not mandatory, and although the fund does not charge Shareholder Fees, the registrant prefers to include the caption to facilitate comparisons with other funds by investors.

July 26, 2019

Comment 2:

Expense Reimbursement Footnote

Please clarify the circumstances for termination more succinctly (i.e., please disclose if the agreement may be terminated before April 30, 2023, and if so under what circumstances and by whom). If the expense reimbursement agreement may not be terminated before April 30, 2023, please state.

Response:

The last sentence of the Expense Reimbursement Footnote for each fund has been revised to read:

“This contractual obligation [may not be terminated before] April 30, 2023, and will continue for each succeeding 12 month period thereafter, unless either the Investment Company (at the direction of its Board of Directors) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next April 30.”

Comment 3:

Principal Investment Strategies

In an appropriate location in the filing, please explain “free float-adjusted market capitalization weighted index” in plain English. Also, update the index capitalization figures so they are current as of the most recent quarter.

Response:

In the Principal Investment Strategies for the Equity Index Portfolio, All America Portfolio, Small Cap Equity Index Portfolio, and Mid-Cap Equity Index Portfolio, we have revised the existing sentences to read:

“The components of the Index are market capitalization weighted, adjusted for free float[, which is the value of shares readily available in the market as held by public investors].”

The capitalization figures have been updated as of the most recent quarter.

All America Portfolio

Comment 4:

Small Cap Risk

If “over-the-counter” securities will be a principal investment, please disclose this in the Fund’s principal investment strategy. Otherwise, please remove the reference to “over-the-counter” securities from the Fund’s Small Cap risk summary.

Response:	We have removed the reference to “over-the-counter” securities from the Small Cap risk summary for the All America Portfolio, Small Cap Growth Portfolio, Small Cap Value Portfolio, Small Cap Equity Index Portfolio, and Aggressive Allocation Portfolio.

July 26, 2019

Mid-Term Bond Portfolio

Comment 5:	Non-Investment Grade Debt Risk Please consider using the term “below-investment grade” instead of “non-investment grade,” in describing the junk bond risk.

Response:	We have revised the “Non-Investment Grade Debt Risk” to “Below-Investment Grade Risk” when referring to “high yield” or “junk bonds” in the disclosure for the Mid-Term Bond Portfolio, Bond Portfolio, the Retirement Portfolios, and the Allocation Portfolios.

Bond Portfolio

Comment 6:

Extension Risk and Prepayment Risk

Please remove the references to “other asset-backed securities” in the Extension Risk and Prepayment Risk summaries or supplement the principal strategy disclosure to identify the non-mortgage related, asset backed securities to which this statement refers.

Response:	We have removed the reference to “other asset-backed securities” in the Extension Risk and Prepayment Risk for the Mid-Term Bond Portfolio, Bond Portfolio, the Retirement Portfolios, and the Allocation Portfolios.

2020 Retirement Portfolio

Comment 7:	Principal Investment Strategies Please confirm the percentages relating to the intended asset allocations appearing on page 39. We note that the percentages currently shown total only 95%.

Response:	The allocation to the Money Market Portfolio was inadvertently excluded from the summary prospectus, but was included in the table in the statutory prospectus. We have corrected the summary prospectus to include the 5% allocation to the Money Market Portfolio.

All Portfolios

Comment 8:

Item 8 Disclosure

Please supplementally confirm that neither the Portfolios nor their related companies pay financial intermediaries for the sale of Fund shares or related services. Otherwise, add the statement required by Item 8 of Form N-1A.

Response:	We confirm that neither the Portfolios nor their related companies pay financial intermediaries for the sale of Fund shares or related services.

July 26, 2019

Comment 9:

Management of the Portfolios

The first sentence under the Management of the Portfolios heading states the Advisory contract ends on April 30, 2020. However, the footnote to each Portfolio’s fee table states that the Adviser’s contractual obligation to reimburse the Portfolio expenses will continue in effect until April 30, 2023. Please reconcile or explain.

Response:

Please note that we have revised the disclosure to reflect that the initial term of the Advisory contract will end on April 30, 2021. Although the initial term of the Advisory contract is through April 30, 2021, this Agreement does not end on April 30, 2021. The Advisory Agreement continues in effect following the initial term for successive one-year periods, subject to the approval of the Board of Directors in accordance with the requirements of the Investment Company Act of 1940, as amended. We have revised the first sentence under the Management of the Portfolios heading to read more clearly, as follows:

“The initial term of the Advisory contract is through April 30, 2021, and thereafter shall continue for successive one-year periods, provided that such continuance is approved at least annually by (i) either the Investment Company’s Board of Directors or by a vote of a majority of the outstanding voting securities of a Portfolio, as defined in the 1940 Act, and (ii) a majority of the Board of Directors who are not parties to the Advisory contract or ‘interested persons’ (as defined in the 1940 Act) of any party to the agreement, by vote cast in person at a meeting called for the purpose of voting on the approval.”

The Adviser’s contractual obligation to reimburse expenses will continue until April 30, 2023, presuming the continuation of the Advisory contract through that period.

The registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc: Scott H. Rothstein, Esq.